3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION

April 21, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Collegium Pharmaceutical, Inc.

Registration Statement on Form S-1

Filed April 2, 2015

Registration No. 333-203208

Dear Mr. Riedler:

On behalf of our client, Collegium Pharmaceutical, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2015 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 (File No. 333-203208) submitted to the Commission on March 3, 2015 and filed with the Commission on April 2, 2015 (the “Registration Statement”). In this letter, we are responding only to comment number 6 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.

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The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Staff Comment and Company Response

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 68

6.                                      We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us with an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

Rule 83 Confidential Treatment Request by Collegium Pharmaceutical, Inc.; Request No. 1

The Company supplementally advises the Staff that the Company currently expects a preliminary estimated price range of between $[*] and $[*] per share  of the Company’s common stock for the Company’s proposed initial public offering (“IPO”) (before giving effect to an expected  reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This preliminary estimate reflects a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the fact that the shares will be freely tradable, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company.

* Confidential information redacted

The bona fide initial offering price range will be included in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Rule 83 Confidential Treatment Request by Collegium Pharmaceutical, Inc.; Request No. 2

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributes to the difference between the Company’s most recent valuation of its common stock as of February 15, 2015 of $0.83 per share (which valuation assumed the completion of the Company’s Series D Preferred Stock financing and was utilized in valuing the equity awards made by the Company in March 2015) and the midpoint of the anticipated offering price range of $[*] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of February 15, 2015 and the midpoint of the anticipated price range for this offering is primarily the result of the following factors:

•                  The Company received positive feedback from potential investors in connection with “testing-the-waters” meetings.

•                  The Company closed its Series D Preferred Stock financing for $1.20 per share for aggregate consideration of $50.0 million, comprised of $45.0 million in cash and $5.0 million from the conversion of convertible notes with related parties.

•                  The Company received a 74-day letter from the U.S. Food and Drug Administration with preliminary feedback on its new drug application.

•                  The Company started to build its commercial infrastructure, including hiring a Chief Commercial Officer and Vice President, Government Affairs.

•                  The Company had taken several steps toward the completion of an initial public offering, including :

•                  On April 2, 2015, the Company publicly filed the Registration Statement with the Commission.

•                  The Company’s board of directors established a pricing committee in connection with this offering.

•                  The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this offering would provide the Company with more ready access to the public company debt and equity markets.

•                  The preliminary estimated price range for the initial public offering assumes that it has occurred and, that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.  In addition, this preliminary estimate reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement. The range also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

* Confidential information redacted

•                  The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The preliminary estimated price range value assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its initial public offering and the elimination of the preferred stock’s preferences, which results in a higher value being attributable to the common stock.

The Company acknowledges the price used for the most recent options is below the preliminary estimated price range. As discussed below, the Company believes the valuations used are appropriate. In addition to the above factors, there are additional factors that support the discount in the February 15, 2015 valuation determination, compared to the preliminary estimated price range, including (i) the inherent uncertainty of completing a successful initial public offering, (ii) the possibility that the actual initial public offering price could be substantially lower than the preliminary estimated price range and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the initial public offering. In light of these factors, the Company respectfully submits to the Staff that the increase in discount between the most recent valuation report described above, compared to the preliminary estimated price range, is reasonable.

The Company advises the Staff that once the bona fide initial offering price range has been determined, the Company anticipates retrospectively reassessing, solely for financial accounting purposes, the common stock fair value related to the options granted in March 2015 and the restricted common stock grant in April 2015 and that it expects to record any related additional stock-based compensation charges in the first quarter of 2015.

Recent Option Grants

The following table summarizes the number of stock options granted, as well as the estimated fair value of common stock, since July 1, 2013.  There were no options granted between July 1, 2013 and March 4, 2014.  Share numbers, as well as all option exercise prices and estimated fair values of common stock have not been adjusted to reflect an anticipated reverse stock split, which the Company plans to implement prior to effectiveness of the Registration Statement.

Grant Date	Number of Shares Subject to Options Granted	Option Exercise Price	Estimated Fair Value of Common Stock
March 5, 2014	618,635	$0.04	$0.45
March 19, 2015	2,002,281	$0.83	$0.83
March 31, 2015	2,400,701	$0.83	$0.93

All employee stock option grants have been accounted for under Accounting Standards Codification 718.  There were no non-employee stock awards granted during 2013, 2014 and through March 31, 2015.

Due to the small number of option grants, as well as their low estimated fair value, stock-based compensation expense has been immaterial to the Company’s financial statements.  Stock-based compensation expense was $62,000 and $22,000 for the years ended December 31, 2013 and 2014, respectively.  Therefore, any change to the estimated fair value would not have a material impact to the financial statements included in the Company’s Registration Statement.

All options to purchase shares of the Company’s common stock are intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, based on the information known to the Company on the date of grant. In February 2015, the Company had retrospective valuation analyses performed by independent third-party valuation specialists as of February 10, 2013, October 31, 2013 and March 31, 2014 and contemporaneous valuation analyses performed by independent third-party valuation specialists as of December 31, 2014 and February 15, 2015, which the Company considered in determining the fair value of the common stock.  After considering these valuation analyses, the Company determined that (i) the fair value of its common stock was less than the exercise price for options granted in 2013, and (ii) the fair value of its common stock was greater than the exercise price for options granted in 2014.  The Company had not issued its 2013 and 2014 financial statements prior to the retrospective and contemporaneous valuations; therefore, the Company recorded compensation expense based on the fair values determined in the valuation analyses.

March 31, 2014 Valuation

The estimated per share fair value of the Company’s common stock calculated in the Company’s valuation as of March 31, 2014 of $0.45 per share increased from the October 31, 2013 valuation of $0.18 per share. This increase was primarily due to the following factors:

•                  The Company amended its term loan to allow for borrowings of up to $6.0 million (previously $1.0 million), which reduced uncertainty regarding the Company’s ability to fund operations.

•                  The Company received positive results from its Intranasal Abuse-Deterrent Human Abuse Potential Study, completed enrollment in its Phase 3 clinical trial, and was issued its fourth U.S. patent in January 2014, February 2014 and October 2013, respectively.

•                  The overall equity values of biotechnology companies continued to increase as evidenced by an approximately 15% increase in the NASDAQ Biotechnology Index from October 31, 2013 to March 31, 2014.

For the March 31, 2014 valuation, the Company used the hybrid method, which combined the Probability Weighted Expected Returns Method (“PWERM”) and the Option Pricing Model (“OPM”). This hybrid method is used to estimate the probability weighted average across multiple scenarios, using the OPM to estimate the allocation of value within one or more of those scenarios. Under the hybrid method, the Company considered four likely scenarios:

•                  The Company achieves a liquidity event through a trade sale/merger transaction within 3.0 years.

•                  The Company achieves an initial public offering of its common stock within 1.17 years.

•                  The Company achieves an initial public offering of its common stock within 1.59 years.

•                  The Company is unable to raise additional capital and is unable to achieve an initial public offering and the Company sells its intellectual property at or below the preferred shares liquidation preference with no value to the common stock.

The Company weighted the probability of these scenarios as follows: trade sale scenario (50%); initial public offering scenario short-term (12.5%) and long term (12.5%); and sale at or below liquidation preference (25%). The Company also applied discounts for lack of marketability (“DLOM”) between 15-30% to each scenario.

Management determined that adopting the hybrid method for valuation as of March 31, 2014 (in contrast to relying solely on the OPM used for the October 31, 2013 valuation) was appropriate because it could best capture the Company’s positioning for various types of liquidity events.

December 31, 2014 Valuation

The estimated per share fair value of the Company’s common stock calculated in the Company’s valuation as of December 31, 2014 of $0.88 per share increased from the March 31, 2014 valuation of $0.45 per share. This increase was primarily due to the following factors:

•                  The Company amended its term loan to allow for borrowings of up to $8.0 million (previously $6.0 million) and eliminated uncertainty within the Company’s operations.

•                  The Company entered into note purchase agreements with a group of investors allowing for the issuance of $5.0 million of promissory notes.

•                  The Company received positive results for its Phase 3 clinical trial in August 2014 and its head-to-head oral crushing abuse-deterrence clinical trial comparing Xtampza ER™, its lead product candidate, to Purdue’s OxyContin® OP.

•                  The Company was issued its fifth and sixth U.S. patents in July 2014 and September 2014, respectively.

•                  In August 2014, the Company was awarded a grant from the National Institutes of Health for its oxymorphone development program.

•                  Overall equity values of biotechnology companies continued to increase, as evidenced by an approximately 28% increase of the NASDAQ Biotechnology Index from March 31, 2014 to December 31, 2014.

For the December 31, 2014 valuation, the Company used the hybrid method described above. Under the hybrid method, the Company considered four likely scenarios:

•                  The Company achieves a liquidity event through a trade sale/merger transaction with in 2.0 years.

•                  The Company achieves an initial public offering of its common stock within 0.41 years.

•                  The Company achieves an initial public offering of its common stock within 0.83 years.

•                  The Company is unable to raise additional capital and is unable to achieve an initial public offering and the Company sells its intellectual property at or below the preferred shares liquidation preference with no value to the common stock.

The Company weighted the probability of these scenarios as follows: trade sale scenario (35%); initial public offering scenario short-term (25%) and long term (25%); and sale at or below liquidation preference (15%). The Company also applied DLOMs between 10-25% to each scenario.

February 15, 2015 Valuation

The estimated per share fair value of the Company’s common stock calculated in the Company’s valuation as of February 15, 2015 of $0.83 per share decreased from the December 31, 2014 valuation of $0.88 per share. This is primarily due to the fact that the term sheet for the Series D Preferred Stock financing received in February 2015 reflected less favorable terms (including a lower ($71.0 million) pre-money valuation and a 12% accruing dividend applicable to the Series D Preferred Stock) than the term sheet received in connection with the same financing in December 2014.

For the February 15, 2015 valuation, the Company used the hybrid method described above. Under the hybrid method, the Company considered four likely scenarios:

•                  The Company achieves a liquidity event through a trade sale/merger transaction with in 2.0 years.

•                  The Company achieves an initial public offering of its common stock within 0.29 years.

•                  the Company achieves an initial public offering of its common stock within 0.71 years.

•                  The Company is unable to raise additional capital and is unable to achieve an initial public offering and the Company sells its intellectual property at or below the preferred shares liquidation preference with no value to the common stock.

The Company weighted the probability of these scenarios as follows: trade sale scenario (30%); initial public offering scenario short-term (32.5%) and long term (32.5%); and sale at or below liquidation preference (5%). The Company also applied DLOMs between 10-25% to each scenario.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*********************

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (215) 981-4241 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ Steven J. Abrams
Steven J. Abrams, Esq.

cc:                                Via E-mail

Michael T. Heffernan, R.Ph., Collegium Pharmaceutical, Inc.

Paul Brannelly, Collegium Pharmaceutical, Inc.

Robert Y. Chow, Esq., Pepper Hamilton LLP